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                            May 19, 2023

       Olivier G. Thirot
       Executive Vice President and Chief Financial Officer
       Kelly Services Inc
       999 West Big Beaver Road
       Troy, Michigan 48084

                                                        Re: Kelly Services Inc
                                                            Registration
Statement on Form S-3
                                                            Filed May 11, 2023
                                                            File No. 333-271834

       Dear Olivier G. Thirot:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Brian
Fetterolf at 202-551-6613 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Trade & Services
       cc:                                              Craig A Roeder